NEWS RELEASE

May 22, 2007
TSX Venture Symbol: BKS

$3,000,000 Private Placement

Berkley Resources Inc. (the “Company”) has arranged a non-brokered private placement of up to 3,320,000 million shares at a price of $0.75 per share (the “Flow-Through Offering”).  Each flow-through share will entitle the investor to the tax benefits of the qualifying Canadian exploration expenses incurred by the Company, which will be “flowed-through” to the investor.

The Company has also arranged a second non-brokered private placement of up to 680,000 units at a price of $0.75 per unit (the “Non Flow-Through Offering”), each unit consisting of one common share and one-half of a non-transferable share purchase warrant.  Each whole warrant under the Non Flow-Through Offering will entitle the investor to purchase one additional share at a price of $1.00 during the first year from the date of closing.

The Company will pay finder fees in connection with this financing in accordance with TSX Venture Exchange policy.

The net proceeds of the offerings will be used for additional exploration and development work on the Company's Canadian oil and gas properties and for general working capital requirements.

The above transactions will be subject to regulatory approval.

Berkley Resources Inc. is a Junior Oil & Natural Gas exploration, development and production company based in Calgary, Alberta. The Company’s operations are focused in Western Canada. Berkley's shares are listed for trading on the TSX Venture Exchange under the symbol BKS.
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For further information please contact:

Lindsay Gorrill, President
Berkley Resources Inc.
2424 4th Street, Suite 400

Calgary, Alberta T2S 2T4
t.403.237.6211/f.403.244.7806
lgorrill@berkleyresources.com

www.berkleyresources.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.